                                                Filed pursuant to Rule 424(b)(5)
PROSPECTUS SUPPLEMENT                           Registration No.'s 333-42992
                                                                   333-91719
(TO PROSPECTUS DATED AUGUST 16, 2000)

                              (JABIL CIRCUIT LOGO)
                                  $300,000,000

                              JABIL CIRCUIT, INC.
                 1.75% CONVERTIBLE SUBORDINATED NOTES DUE 2021
                               ------------------
     We will pay interest at the rate of 1.75% per year on the notes each May 15 and November 15. The first interest payment will be made on November 15, 2001. The notes will be unsecured obligations of Jabil and will be subordinated in right of payment to all of our existing and future senior indebtedness. The notes are convertible by holders at any time after the date of original issuance and prior to the close of business on the business day immediately preceding the maturity date into 24.368 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $41.038 per share). The conversion rate may be adjusted in certain events.

     The notes will mature on May 15, 2021. We may redeem for cash all or part of the notes, at any time on or after May 18, 2004 at 100% of the principal amount of the notes, plus accrued and unpaid interest.

     Noteholders may require us to purchase all or a portion of their notes on May 15, 2004, May 15, 2006, May 15, 2009 and May 15, 2014 at par plus accrued and unpaid interest to, but excluding, each purchase date. On all purchase dates, we may choose to pay the purchase price in cash or common stock valued at 95% of its market price or a combination of cash and common stock.

     We have granted the underwriter named in this prospectus supplement an option to purchase up to an additional $45.0 million principal amount of notes under certain circumstances.

     Our common stock is quoted on the New York Stock Exchange under the symbol "JBL." The last reported sale price of our common stock on the NYSE on April 26, 2001 was $28.90 per share.
                               ------------------
     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
S-6   AND PAGE 7 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER NOTE       TOTAL
                                                              --------    ------------
Public Offering Price                                          100.00%    $300,000,000
Underwriting Discount                                            2.25%    $  6,750,000
Proceeds to Jabil (before expenses)                             97.75%    $293,250,000

     Interest on the notes will accrue from May 2, 2001 to the date of delivery.
                               ------------------
     The underwriter expects to deliver the notes to purchasers on or about May 2, 2001.
                               ------------------
                              SALOMON SMITH BARNEY
April 26, 2001

     YOU SHOULD READ THIS PROSPECTUS SUPPLEMENT TOGETHER WITH THE ACCOMPANYING PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFERING OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Summary.....................................................   S-1
Risk Factors................................................   S-6
Use of Proceeds.............................................   S-8
Ratio of Earnings to Fixed Charges..........................   S-8
Dividend Policy.............................................   S-9
Price Range of Common Stock.................................   S-9
Capitalization..............................................  S-10
Description of Notes........................................  S-11
Description of Capital Stock................................  S-27
Certain United States Federal Income Tax Considerations.....  S-27
Underwriting................................................  S-33
Notice to Canadian Residents................................  S-35
Legal Matters...............................................  S-36
Experts.....................................................  S-36
                            PROSPECTUS
About this Prospectus.......................................     3
Jabil Circuit, Inc..........................................     3
Forward-Looking Statements..................................     6
Risk Factors................................................     7
Use of Proceeds.............................................    12
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................    12
The Securities..............................................    13
Description of Debt Securities..............................    13
Description of Capital Stock................................    35
Description of Depositary Shares............................    37
Description of Warrants.....................................    40
Plan of Distribution........................................    41
Legal Matters...............................................    41
Experts.....................................................    42
Where You Can Find Additional Information...................    42
Incorporation of Certain Documents by Reference.............    42

                           FORWARD-LOOKING STATEMENTS

     We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan" and "continue" or similar words. These forward-looking statements may include, but are not limited to, statements regarding future sales and operating results, future prospects, anticipated benefits of proposed (or future) acquisitions and new facilities, growth, the capabilities and capacities of business operations and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. Our actual results may differ materially from what we currently expect. The following important factors, among others, could affect future results and events, causing those results and events to differ materially from those expressed or implied in our forward-looking statements: business conditions and growth in the contract manufacturing industry and the general economy, variability of operating results, dependence on a limited number of customers, limited availability of components, dependence on certain industries, variability of customer requirements, ability to consummate acquisitions and to integrate operations following consummation of acquisitions, other economic, business and competitive factors affecting our industry and business generally and other factors that we may not have currently identified or quantified. Important factors that could cause our actual results to differ materially from that expressed or implied in our forward-looking statements in this prospectus supplement, the accompanying prospectus or in the documents that we incorporated by reference into the prospectus are set forth in the "Risk Factors" section of this prospectus supplement and the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus and in the documents that we incorporate by reference into this prospectus supplement and the accompanying prospectus. All forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents that we incorporated by reference into this prospectus supplement and the accompanying prospectus are made only as of the date of this prospectus supplement, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or which we hereafter become aware of.

     You should read this prospectus supplement and the accompanying prospectus and the documents that we incorporate by reference into this prospectus supplement and the accompanying prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event our situation changes in the future. All written or oral forward-looking statements attributable to us are expressly qualified by these cautionary statements.

     When used in this prospectus supplement, the terms, except as otherwise specified, "Jabil," "we," "our," "us" and the "Company" refer to Jabil Circuit, Inc. and its subsidiaries.

                                    SUMMARY

     This summary is not complete and may not contain all of the information that you should consider before investing in the notes. To understand this offering fully, you should carefully read this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

                              JABIL CIRCUIT, INC.

     We are one of the leading worldwide independent providers of electronic manufacturing services ("EMS"). We design and manufacture electronic circuit board assemblies and systems for major original equipment manufacturers ("OEMs") in the communications, computer peripherals, personal computer, automotive and consumer products industries. We serve our OEM customers with dedicated work cell business units that combine high volume, highly automated continuous flow manufacturing with advanced electronic design and design for manufacturability technologies. Our customers currently include industry leaders such as Cisco Systems, Inc., Dell Computer Corporation, Hewlett-Packard Company, Johnson Controls, Inc., Lucent Technologies Inc. and Quantum Corporation. For the fiscal year ended August 31, 2000, we achieved net revenues of approximately $3.6 billion and net income of $145.6 million. For the six months ended February 28, 2001, we achieved net revenues of approximately $2.34 billion and net income of approximately $88.5 million.

     The EMS industry has experienced rapid growth over the past several years as an increasing number of OEMs have outsourced their manufacturing requirements. OEMs are turning to outsourcing in order to reduce product cost, achieve accelerated time-to-market and time-to-volume production, access advanced design and manufacturing technologies, improve inventory management and purchasing power, reduce their capital investment in manufacturing facilities and achieve parallel manufacturing of the same product throughout the world. We believe that further growth opportunities exist for EMS providers to penetrate the worldwide electronics markets.

     We offer our customers complete turnkey EMS solutions that are responsive to their outsourcing needs. Our work cell business units are capable of providing:

     - integrated design and engineering services;

     - component selection, sourcing and procurement;

     - automated assembly;

     - design and implementation of product testing;

     - parallel global production;

     - systems assembly and direct order fulfillment services; and

     - repair and warranty services.

     We currently conduct our operations in facilities that are located in the United States, Brazil, China, Hungary, Italy, Malaysia, Mexico and Scotland. Our parallel global production strategy provides our customers with the benefits of improved supply-chain management, reduced inventory obsolescence, lowered transportation costs and reduced product fulfillment time.

     We are focused on expanding our position as one of the leading global providers of electronic manufacturing services to major OEMs. To achieve this objective, we will continue implementing the following strategies:

     - Establish and Maintain Long-Term Customer Relationships. Our core strategy is to establish and maintain long-term relationships with leading electronics companies in expanding industries with the size and growth characteristics that can benefit from highly automated, continuous flow and global manufacturing. Historically, we have derived a majority of our growth from existing customers. We focus on maintaining long-term relationships with our customers and seek to expand such relationships to include additional product lines and services. In addition, we have a focused effort to identify and develop relationships with new customers who meet our profile.

     - Utilize Work Cell Business Units. Each of our work cell business units is dedicated to one customer and operates with a high level of autonomy, utilizing dedicated production equipment, production workers, supervisors, buyers, planners and engineers. We believe our work cell business units promote increased responsiveness to our customers' needs, particularly as a customer relationship grows to multiple production locations.

     - Expand Parallel Global Production. Our ability to produce the same product on a global scale is a significant requirement of our customers. We believe that parallel global production is a key strategy to reduce obsolescence risk and secure the lowest landed costs while simultaneously supplying products of equivalent or comparable quality throughout the world. Consistent with this strategy, we have constructed facilities in Chihuahua, Mexico and Tiszaujvaros, Hungary and acquired facilities in Brazil, China and Mexico.

     - Offer Systems Assembly and Direct Order Fulfillment. Our systems assembly and direct order fulfillment services allow our customers to reduce product cost and risk of product obsolescence by reducing total work-in-process and finished goods inventory. We offer these services at all of our manufacturing locations.

     - Pursue Selective Acquisition Opportunities. An increasing number of OEMs are divesting internal manufacturing operations to EMS providers. In many of these situations, the OEM enters into a customer relationship with the EMS provider. Our acquisition strategy is focused on obtaining from OEMs manufacturing operations with consistent growth and experienced management teams, and opportunities for long-term outsourcing relationships.

                              RECENT DEVELOPMENTS

BUSINESS FACTORS

     We have recently experienced reduced revenue growth because of a reduction in our customers' end-market demand and the related need of some of our customers to reduce their inventories. This has also caused reduced utilization of our manufacturing capacity. We have taken steps, primarily workforce reductions, to realign our manufacturing infrastructure in response to lower than anticipated customer demand. We expect to incur approximately $20 to $25 million in restructuring and acquisition integration costs through the end of the fiscal year ending August 31, 2001. In addition, the magnitude and timing of recent announcements by some of our customers of decreased demands for their products has affected our ability to predict their need for our services in the near term. Any termination of a manufacturing relationship or change, reduction or delay in orders from our customers could have a material adverse effect on our results of operations.

ACQUISITION AND EXPANSION

     On January 11, 2001, we announced that we had entered into a business sale agreement with Marconi plc to purchase certain operations of its communications division. The operations are located in the United States, United Kingdom, Italy and Germany. Total consideration to be paid, subject to pre-closing adjustments, is estimated to have a present value of approximately $390 million, with approximately $360 million payable at closing, an additional $15 million payable two years from closing and an additional $20 million payable three years from closing. The completion of the transaction is subject to a number of customary and other closing conditions, including obtaining various anti-trust and other approvals and clearances in four countries, certain consents from third parties, including customers of Marconi plc, and Marconi plc being satisfied that we will be able to perform our obligations under the supply agreement to be entered into in connection with the closing that is described below. The transaction will be accounted for under the purchase method of accounting and will result in approximately $146 million of goodwill and other intangibles. Funding for this acquisition will be provided by our existing Credit Facility (as defined below) and a portion of the proceeds from the sale of the notes.

     Simultaneous with the closings, we will enter into a three-year supply agreement to manufacture existing and new products for Marconi plc in new product introduction, printed circuit board assembly, final systems assembly, as well as repair of access, optical transmission and broadband switching products. We currently estimate that this supply agreement will generate in excess of $4 billion of revenue over the term of the agreement.

     Under the proposed terms of the deal, up to 2,900 employees in Bedford, Texas; Liverpool and Coventry, United Kingdom; Marcianise, Italy and Offenburg, Germany will progressively transfer to us. No involuntary job losses are expected and existing employment rights will be protected. We currently intend to implement the transaction over the course of the summer and fall of 2001 assuming that all of the closing conditions occur.

     Our principal executive offices are located at 10560 Ninth Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. Our website is located at www.jabil.com. Information contained in our website is not a part of this prospectus supplement or the accompanying prospectus or the documents incorporated by reference in this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Issuer..................... Jabil Circuit, Inc.

Securities Offered......... $300 million aggregate principal amount of 1.75%
                            Convertible Subordinated Notes due 2021. For ease of reference, we will refer to the 1.75% Convertible Subordinated Notes as the notes. We have also granted the underwriter an option to purchase up to $45.0 million aggregate principal amount of additional notes to cover over-allotments, if any.

Offering Price............. 100% of the principal amount of the notes, plus accrued interest on the notes.

Maturity Date.............. May 15, 2021.

Interest Payment Dates..... May 15 and November 15 of each year, commencing on
                            November 15, 2001.

Conversion Rights.......... Holders may convert some or all of their notes at any time before the close of business on the Business Day immediately preceding May 15, 2021, unless the notes have been redeemed or purchased by us previously. For each note converted, we will deliver shares of our common stock, at an initial conversion price of $41.038 per share. The initial conversion price of $41.038 per share is equivalent to an initial conversion rate of 24.368 shares per $1,000 principal amount of the notes. The conversion price is subject to adjustment in certain circumstances. See "Description of
                            Notes -- Conversion Rights."

Optional Redemption........ We may redeem all or a portion of the notes for cash at any time on or after May 18, 2004, at 100% of the principal amount of the notes plus accrued and unpaid interest.

Purchase of Notes by Jabil
at the Option of the
  Holder................... Holders may require us to purchase all or a portion of their notes on May 15, 2004, May 15, 2006, May 15, 2009 and May 15, 2014 at par, plus accrued and unpaid cash interest to, but excluding, the purchase date.

                            On all purchase dates we may choose to pay the purchase price in cash or common stock valued at 95% of its Market Price (as defined below) over a designated five day period or a combination of cash and common stock. You should read "Description of Notes -- Purchase at the Option of Holder -- Special Purchase Options."

Fundamental Change......... If a Fundamental Change (as defined below) occurs, you will have the right to require us to purchase your notes at a price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, to the date of purchase. You should read "Description of Notes -- Purchase at the Option of Holder -- Fundamental Change." We cannot give you any assurances that we will have adequate financial resources to effect a required purchase of the notes if a Fundamental Change occurs.

                            Our failure to make a required purchase of the notes if such Fundamental Change occurs would be an Event of Default (as defined below) under the subordinated indenture pursuant to which the notes will be issued.

Subordination.............. The notes are unsecured indebtedness of Jabil ranking junior to our other unsubordinated indebtedness and equally with right of payment to any of our future subordinated indebtedness.

                            A substantial portion of our operations are conducted through our subsidiaries. Therefore, we are dependent in part on our earnings, if any, and cash flow of and distributions from our subsidiaries to meet our debt obligations, including our obligations with respect to the notes. Because the assets of our subsidiaries and other investments constitute a substantial portion of all of our assets, and because those subsidiaries and other investments will not guarantee the payment of principal of and interest on the notes, the claims of holders of our notes effectively will be subordinated to the claims of creditors of our subsidiaries.

                            The subordinated indenture, pursuant to which the notes will be issued, will not restrict our ability to incur Senior Indebtedness (as defined below) or other Indebtedness (as defined below), nor will it restrict the ability of our subsidiaries to incur Indebtedness or other liabilities. As of February 28, 2001, after giving effect to the application of the estimated net proceeds from this offering, the notes would have been subordinated to approximately $33.3 million of our Senior Indebtedness, the notes would have been effectively subordinated to approximately $228.5 million of Indebtedness and other liabilities of our subsidiaries, and our and our subsidiaries' total Indebtedness and other liabilities would have been approximately $785.5 million.

Use of Proceeds............ The net proceeds of this offering, after deducting offering expenses, are estimated to be approximately $293.3 million ($337.2 million if the underwriter exercises its purchase option in full), which will be used for general corporate purposes and to fund possible acquisitions, including the acquisition of certain operations of Marconi plc's communications division.

NYSE symbol for common
stock...................... JBL

Risk Factors............... Investing in the notes involves risks. See "Risk
                            Factors" beginning on page S-6 and page 7 of the accompanying prospectus.

                                  RISK FACTORS

     An investment in the notes involves a high degree of risk. You should consider carefully the following factors relating to the notes, as well as the factors relating to our business generally and other important matters identified under "Risk Factors" in the accompanying prospectus and the other information that is included or incorporated by reference in this prospectus supplement or the accompanying prospectus, as well as the information set forth in the "Recent Developments" section in the Summary above, in evaluating an investment in the notes.

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS AND LIABILITIES OF OUR SUBSIDIARIES AND THEREFORE YOU COULD RECEIVE LESS THAN HOLDERS OF SENIOR INDEBTEDNESS OR CREDITORS OF OUR SUBSIDIARIES UPON LIQUIDATION OR INSOLVENCY OF US OR A SUBSIDIARY

     The notes will be subordinate in right of payment to the prior payment in full of all our Senior Indebtedness. Upon any payment or distribution of our assets of any kind upon any dissolution, winding-up, liquidation or reorganization of us, all amounts due upon all of our Senior Indebtedness will first be paid in full before the holders of the notes are entitled to receive or retain any payment. As a result, in the event of our liquidation or insolvency, holders of Senior Indebtedness may recover more, ratably, than holders of the notes.

     The subordinated indenture does not limit or prohibit us from incurring additional Senior Indebtedness. In addition, the notes are our exclusive obligations. Since a substantial portion of our operations are conducted through our subsidiaries, our cash flow and consequent ability to service debt, including the notes, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by our subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

     For a more detailed description of the subordination provisions relating to the notes, see "Description of Notes."

OUR CREDIT FACILITY COULD RESTRICT US FROM MAKING PAYMENTS OF INTEREST AND PRINCIPAL ON THE NOTES

     The provisions of our Amended and Restated Loan Agreement, dated as of April 7, 2000, as amended, among us, certain of our subsidiaries and certain lenders, which we refer to as the Credit Facility, restrict us from making any cash payments on securities convertible into our common stock if the aggregate amount of all cash payments on all classes of our capital stock, including securities convertible into our common stock, since April 7, 2000, would, at the time of such payment, exceed 20 percent of our net worth at such time. As a result, if at the time that any interest or principal is due on the notes, such payment, when aggregated with all payments made on all classes of our capital stock, including securities convertible into our common stock, since April 7, 2000, would exceed 20 percent of our net worth, as calculated for purposes of our Credit Facility, we would be prohibited from making such payment. As of February 28, 2001, our net worth, for purposes of the Credit Facility, was equal to $1.375 billion on an actual and a proforma basis after giving effect to the issuance of the notes in this offering.

     The Credit Facility is filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended February 29, 2000.

NO PUBLIC MARKET EXISTS FOR THE NOTES

     The notes are new securities for which there is currently no market. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. Although the underwriter has advised us that it currently intends to make a market in the notes after the completion of the offering, the underwriter is not obligated to do so, and such market making activities may be discontinued at any time without notice. We cannot assure you that any market for the notes will develop, or that such a market will provide liquidity for holders of the notes. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities. We cannot assure you that, if a market for the notes were to develop, such a market would not be subject to similar disruption.

WE MAY BE UNABLE TO REPAY THE NOTES AT MATURITY OR IN CONNECTION WITH A REPURCHASE AT THE OPTION OF THE HOLDER

     There is no sinking fund with respect to the notes, and at maturity the entire outstanding principal amount of the notes will become due and payable. In addition, on the dates specified in this prospectus supplement or if we experience a Fundamental Change of the type described under "Description of Notes," you may require us to purchase all or a portion of your notes prior to maturity. We cannot assure you that we will have sufficient funds or that we will be able to arrange for additional financing to repay the notes at maturity or to repurchase the notes tendered to us. In addition, our ability to make cash payments may be limited under the Credit Facility or otherwise. Under the terms of the subordinated indenture relating to the notes, other than in connection with a Fundamental Change, we may elect to pay the purchase price with shares of our common stock. Our failure to purchase any tendered notes or to repay the notes upon maturity would constitute an Event of Default under the subordinated indenture and, upon acceleration of the notes in accordance with the subordinated indenture, would cause a default under the terms of our Credit Facility and could cause a default under other agreements that we may enter into from time to time.

IF YOU CONVERT YOUR NOTES, IT IS UNLIKELY YOU WILL RECEIVE A RETURN ON YOUR SHARES THROUGH THE PAYMENT OF CASH DIVIDENDS

     We have never declared or paid cash dividends on any of our common stock and have no intention of doing so in the foreseeable future. As a result, if you convert your notes, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

                                USE OF PROCEEDS

     The net proceeds from the sale of the notes, after deducting underwriting compensation and estimated fees and expenses, are expected to be approximately $293.3 million. If the underwriter exercises its purchase option in full, we estimate that the net proceeds will be approximately $337.2 million. We intend to use the net proceeds of the offering for general corporate purposes and possible acquisitions, including the acquisition of certain operations of Marconi plc's communications division. Pending such use, the net proceeds may be invested temporarily in cash and cash equivalents or short-term investments or used to reduce our short-term indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                  SIX MONTHS
                                             FISCAL YEAR ENDED AUGUST 31,     ENDED FEBRUARY 28,
                                           --------------------------------   ------------------
                                           1996   1997   1998   1999   2000          2001
                                           ----   ----   ----   ----   ----   ------------------
Ratio of Earnings to Fixed Charges.......  5.0    12.2   13.7   12.1   13.6          17.8
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..............................  5.0    12.2   13.7   12.1   13.6          17.8

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any future earnings for reinvestment in our business.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "JBL." The following table sets forth the range of high and low sale prices per share of our common stock as reported on the New York Stock Exchange for the fiscal periods indicated.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 1999
  First quarter ended November 30, 1998.....................  $14.63   $ 6.30
  Second quarter ended February 28, 1999....................  $19.35   $14.88
  Third quarter ended May 31, 1999..........................  $24.13   $15.97
  Fourth quarter ended August 31, 1999......................  $26.78   $18.32
FISCAL YEAR 2000
  First quarter ended November 30, 1999.....................  $35.75   $22.00
  Second quarter ended February 29, 2000....................  $38.59   $31.22
  Third quarter ended May 31, 2000..........................  $44.63   $31.81
  Fourth quarter ended August 31, 2000......................  $62.34   $36.50
FISCAL YEAR 2001
  First quarter ended November 30, 2000.....................  $68.00   $27.00
  Second quarter ended February 28, 2001....................  $40.99   $18.63
  Third quarter (through April 26, 2001)....................  $32.44   $18.12

     On April 26, 2001, the last sale price of our common stock as reported on the New York Stock Exchange was $28.90 per share, and on April 26, 2001 there were 3,099 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of February 28, 2001(1) on an actual basis and (2) as adjusted to reflect this offering and the application of the net proceeds (assuming no exercise by the underwriter of the over-allotment option) from this offering as set forth under "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                              AS OF FEBRUARY 28, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  146,125   $  439,375
                                                              ==========   ==========
Current installments of long-term debt......................       8,333        8,333
                                                              ----------   ----------
Long-term debt, less current installments:
  Revolving credit facility(1)..............................           0            0
  6.89% Senior Notes due 2004...............................      25,000       25,000
  Convertible subordinated notes due 2021...................           0      300,000
                                                              ----------   ----------
          Total long-term debt..............................  $   25,000   $  325,000
                                                              ----------   ----------
Stockholders' equity:
Preferred stock, 10,000,000 shares ($0.001 par value)
  authorized, none issued and outstanding...................          --           --
Common stock, 500,000,000 shares ($0.001 par value)
  authorized, 191,164,311 shares issued and outstanding;
  191,277,106 shares issued and outstanding as
  adjusted(2)...............................................         196          196
Additional paid-in capital..................................     859,653      859,653
Retained earnings...........................................     515,282      515,282
Accumulated translation adjustment..........................        (390)        (390)
                                                              ----------   ----------
Net stockholders' equity....................................   1,374,741    1,374,741
                                                              ----------   ----------
          Total capitalization..............................  $1,408,074   $1,708,074
                                                              ==========   ==========

------------------

(1) At April 26, 2001, there were no borrowings under the revolving credit facility and $500 million was available for borrowing thereunder, subject to the terms and conditions of our Credit Facility.
(2) All outstanding share numbers exclude 15,012,545 shares subject to outstanding options under our benefit plans. The as adjusted numbers include 112,795 shares of common stock issued pursuant to the exercise of stock options between February 28, 2001 and April 26, 2001.

                              DESCRIPTION OF NOTES

     We will issue the notes under a subordinated indenture, as supplemented by a first supplemental indenture (as supplemented, the "subordinated indenture") between us and The Bank of New York, as trustee. The terms of the notes include those stated in the subordinated indenture and those made part of the subordinated indenture by reference to the Trust Indenture Act of 1939.

     The following description of the terms of the notes supplements and modifies the description of the general terms and provisions of the subordinated debt securities set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the subordinated indenture because it, and not this description, will define your rights as a holder of the notes. You can find the definitions of certain terms used in this description under the subheading "--Certain Definitions" in this prospectus supplement and the accompanying prospectus and other definitions are contained in the subordinated indenture.

     In this section of the prospectus supplement entitled "Description of Notes" when we refer to Jabil, or "we," "our," or "us," we are referring only to Jabil and not any of its subsidiaries.

GENERAL

     The notes are unsecured obligations, subordinated in right of payment to all of our existing and future Senior Indebtedness as described under "--Subordination" and convertible into our common stock as described under "--Conversion Rights." The subordinated indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of our securities. The subordinated indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction by us except to the extent described under "--Purchase at the Option of Holder." The notes are not guaranteed by any of our subsidiaries.

     We conduct a substantial portion of our operations through our subsidiaries. Therefore, we depend in part, on the earnings, if any, and cash flow of and distributions from our subsidiaries to meet our debt obligations, including our obligations with respect to the notes. Because those subsidiaries will not guarantee the payment of principal of and interest on the notes, the claims of holders of the notes effectively will be subordinated to the claims of creditors of those entities. See "--Subordination" below.

     We will issue notes in this offering with a maximum aggregate principal amount of $300 million ($345 million if the over-allotment option is exercised in full). The notes mature on May 15, 2021. Interest on the notes will accrue at a rate of 1.75% per annum from the date of original issuance or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually on May 15 and November 15, commencing on November 15, 2001. We will make each interest payment to the holders of record of the notes on the May 1 and the November 1 immediately preceding the related interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Maturity, conversion or purchase or redemption by us of a note will cause interest to cease to accrue on such note.

     The notes are redeemable prior to maturity only on or after May 18, 2004, as described below under "--Optional Redemption of the Notes," and do not have the benefit of a sinking fund. The provisions in the subordinated indenture relating to defeasance and covenant defeasance will not apply to the notes.

     The notes will be payable both as to principal and interest on presentation of the notes if in certificated form at the offices or agencies we maintain for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes or by wire transfer of immediately available funds to an account previously specified in writing by such holder to us and the trustee. Until otherwise designated by us, our office or agency in New York will be the offices of the trustee maintained for such purpose. Except in the limited circumstances described below, the notes will be issued in registered book-entry form, without coupons, and in denominations of $1,000 and integral multiples of

$1,000 and will be represented by one or more global notes. The notes may be presented for conversion at the office of the conversion agent, such agent initially being the trustee.

CONVERSION RIGHTS

     The holder of any note will have the right, exercisable at any time after the date of original issuance of the note and before the close of business on the Business Day immediately preceding the maturity date, to convert the principal amount of the note (or any portion of it that is an integral multiple of $1,000) into shares of our common stock at the conversion price set forth on the cover page of this prospectus supplement, subject to adjustment as described below, which we refer to as the "Conversion Price." The foregoing notwithstanding, if a note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date, in which case the conversion right shall terminate at the close of business on the date such default is cured and such payment is made.

     Except as described in this paragraph, we will not make any payment or other adjustment for accrued interest on the notes or dividends on any common stock issued upon conversion of the notes. If any notes are converted during the period after any record date for the payment of an installment of interest but before the next interest payment date, interest on such notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those notes. Any notes that are, however, delivered to us for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of notes being converted. We will not require the payment to us described in the preceding sentence if, during that period between a record date and the next interest payment date, a conversion occurs on or after the date that we have issued a redemption notice and prior to the date of redemption. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional shares.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including:

     (1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

     (2) the subdivision or combination of our outstanding common stock;

     (3) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase our common stock (or securities convertible into our common stock) at a price per share less than the then Current Market Price per share;

     (4) the distribution of shares of our capital stock (other than our common stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (5) below) to all holders of our common stock;

     (5) the distribution, by dividend or otherwise, of cash to all holders of our common stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of our common stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer by us or any of our Subsidiaries for common stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of common stock outstanding on such date;

     (6) the payment of an Excess Payment in respect of a tender offer by us or any of our Subsidiaries for our common stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all other Excess Payments in respect of each tender offer by us or any of our Subsidiaries for common stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share on the expiration of the tender offer times the number of shares of our common stock outstanding on that date; and

     (7) the distribution to substantially all holders of our common stock of rights or warrants to subscribe for securities (other than those referred to in clause (3) above). In the event of a distribution to substantially all holders of our common stock of rights to subscribe for additional shares of our capital stock (other than those referred to in clause (3) above), we may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a note who converts the note after the record date for the distribution and prior to the expiration or redemption of the rights will be entitled to receive upon that conversion, in addition to shares of our common stock, an appropriate number of rights.

     If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of our common stock would be converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert, without the consent of any holders of notes, it into the kind and amount of cash, securities or other property of Jabil or another Person that the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. This assumes that a holder of notes would not have exercised any rights of election as to the consideration receivable in connection with the transaction. If such transaction also constitutes a Fundamental Change, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "-- Purchase at the Option of the Holder" and "-- Fundamental Change."

     In the event that we are a party to such a transaction as described in the above paragraph, each note would become convertible into the cash, securities or other property receivable by a holder of the number of shares of our common stock into which such note was convertible immediately prior to such transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

     The subordinated indenture also provides that if rights, warrants or options expire unexercised, the Conversion Price will be readjusted to take into account the actual number of warrants, rights or options which were exercised.

     We may decrease the Conversion Price for any period of at least 20 days, upon at least 15 days notice, if our board of directors determines that such decrease would be in our best interest. The board of directors' determination in this regard will be conclusive.

     We will be permitted to make such reductions in the Conversion Price as we, in our discretion, determine to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by us to our stockholders will not be taxable to the recipients.

SUBORDINATION

     The notes will be subordinate in right of payment to all of our existing and future Senior Indebtedness. The subordinated indenture does not restrict the amount of Senior Indebtedness or other Indebtedness that we or any of our subsidiaries can incur.

     As of February 28, 2001, the notes would have been subordinated to approximately $33.3 million of our Senior Indebtedness. Senior Indebtedness includes, without limitation, indebtedness outstanding under our amended and restated $500 million revolving credit facility dated as of April 7, 2000, as amended, among Jabil, certain subsidiary borrowers, the bank lenders named therein and Bank One, N.A., as administrative agent bank (the "Credit Facility"), and our obligations under our privately-placed 6.89% senior notes due May 30, 2004. Pursuant to the terms of the Credit Facility, we are obligated to pledge as collateral to secure our obligations thereunder (1) 65% of the stock of some of our direct foreign subsidiaries, and (2) 100% of the stock of some of our domestic subsidiaries that in the future constitute 3% or more of our total consolidated assets or which constitute 3% or more of our total consolidated revenues for the most recently completed fiscal year, as well as the stock of one other domestic subsidiary if it constitutes such percentage of our consolidated assets or our consolidated revenues, excluding certain investments in foreign subsidiaries. Our privately-placed senior notes are secured ratably with indebtedness under the Credit Facility. The notes offered hereby will be unsecured and therefore will not have the benefit of such collateral. In addition, the obligations of each borrower under the Credit Facility, including Jabil, as well as our obligations under the privately-placed senior notes, are guaranteed on a joint and several basis by each other borrower and some of our direct or indirect domestic subsidiaries. The notes offered hereby will not have the benefit of any such guarantees. In addition, the notes will be effectively subordinated to liabilities of our subsidiaries, including trade payables and the subsidiary guarantees referred to above. At February 28, 2001, the total liabilities of our subsidiaries, excluding intercompany debt but including trade payables, were approximately $228.5 million. At February 28, 2001, we and our subsidiaries would also have had $500 million available (subject to financial ratio compliance and other limitations) to be drawn under the Credit Facility, which is secured as described above. See "Risk Factors -- The Notes are Subordinated to Our Senior Indebtedness and Liabilities of Our Subsidiaries and Therefore You Could Receive Less than Holders of Senior Indebtedness or Creditors of Our Subsidiaries upon Liquidation or Insolvency of Us or a Subsidiary."

     The payment of the principal of, interest on or any other amounts due on the notes is subordinated in right of payment to the prior payment in full of all our existing and future Senior Indebtedness. No payment on account of principal of, redemption of, interest on or any other amounts due on the notes, including, without limitation, any payments on the Fundamental Change Offer, and no redemption, purchase or other acquisition of the notes may be made, including a purchase at the option of holders on the purchase dates in 2004, 2006, 2009 or 2014, except payments comprised solely of Permitted Junior Securities, if:

     (1) a default in the payment of Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (called a "Payment Default"); or

     (2) a default other than a Payment Default on any Designated Senior Indebtedness occurs and is continuing that permits the holders of Designated Senior Indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a "Payment Blockage Notice") from us or any other person permitted to give such notice under the subordinated indenture (called a "Non-Payment Default").

     We may resume payments and distributions on the notes:

     (1) in the case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

     (2) in the case of a Non-Payment Default, the earliest of the date on which such Non-Payment Default is cured or waived or ceases to exist or 180 days from the date notice is received, if the maturity of the Designated Senior Indebtedness has not been accelerated.

     Notwithstanding the foregoing, only one Payment Blockage Notice with respect to the same event of default or any other events of default existing or continuing at the time of notice on the same issue of Designated Senior Indebtedness may be given and no new Payment Blockage Period may be commenced by the holders of Designated Senior Indebtedness unless 360 consecutive days have elapsed since the initial effectiveness of the immediately preceding Payment Blockage Notice.

     Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the notes because of any Event of Default, all Senior Indebtedness must be paid in full before the holders of the notes are entitled to any payments whatsoever (except payments comprised solely of Permitted Junior Securities). If the payment of the notes is accelerated because of an Event of Default, we or the trustee shall promptly notify the holders of Senior Indebtedness or the trustee(s) for the Senior Indebtedness of the acceleration.

     As a result of these subordination provisions, in the event of our insolvency, holders of the notes may recover ratably less than the holders of our Senior Indebtedness and our general creditors.

     If the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the subordinated indenture, whether in cash, property or securities, in respect of the notes before all Senior Indebtedness is paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness, and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

     The notes are our exclusive obligations. Since a substantial portion of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the notes, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

     Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     The subordinated indenture does not limit or prohibit us from incurring additional Indebtedness, including Senior Indebtedness, which we can create, incur, assume or guarantee, nor does the subordinated indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee. The instrument, agreement or other document evidencing any Designated Senior Indebtedness may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

OPTIONAL REDEMPTION OF THE NOTES

     At any time on or after May 18, 2004, we may redeem any portion of the notes, in whole or in part, on at least 30 days but no more than 60 days notice at 100% of the principal amount of the notes, plus accrued and unpaid interest.

     If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in multiples of $1,000 by lot, pro rata or any other method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of the notes, the portion selected for redemption will be converted. We may not give notice of any redemption if we have defaulted in payment of interest and the default is continuing.

MANDATORY REDEMPTION

     We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

PURCHASE AT THE OPTION OF HOLDER

  Special Purchase Options

     On the purchase dates of May 15, 2004, May 15, 2006, May 15, 2009 and May 15, 2014, we will, at the option of the holder, be required to purchase, at par plus accrued and unpaid interest to, but excluding, the purchase date, any outstanding note for which a written purchase notice has been properly delivered by the holder to the trustee and not withdrawn, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 Business Days prior to such purchase date until the close of business on the Business Day immediately preceding such purchase date.

     On each purchase date we may, at our option, elect to pay the purchase price in cash or shares of common stock valued at 95% of the Market Price or any combination thereof. See "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Exercise of the Optional Redemption or Purchase Right."

     We will be required to give notice on a date not less than 20 Business Days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of notes in cash or our common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the Market Price of our common stock; and

     - the procedures that holders must follow to require us to purchase their notes.

     The purchase notice given by each holder electing to require us to purchase notes shall state:

     - if a certificated security has been issued, the certificate numbers of the holder's notes to be delivered for purchase or if not, such information as may be required under appropriate procedures of the Depositary;

     - the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the subordinated indenture; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects: (1) to withdraw the purchase notice as to some or all of the notes to which it relates, or (2) to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Business Day immediately preceding the purchase date.

     The notice of withdrawal shall state:

     - if a certificated security has been issued, the certificate numbers of the notes being withdrawn or if not, such information as may be required under appropriate procedures of the Depositary;

     - the principal amount of the notes being withdrawn; and

     - the principal amount of the notes that remains subject to the purchase notice, if any.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by 95% of the Market Price.

     We will pay cash based on 95% of the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

     The "Market Price" means the average of the Sale Prices of our common stock for the 20 trading day period ending on the third Business Day (if the third Business Day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to the third Business Day) prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events with respect to our common stock that would result in an adjustment of the Conversion Price.

     The "Sale Price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

     A "trading day" means each day on which the securities exchange or quotation system which is used to determine the Sale Price is open for trading or quotation. Because the Market Price is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of our common stock to be received from the date such Market Price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in our common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of our common stock issuable in accordance with the foregoing provisions, we will publish such information in The Wall Street Journal or another daily newspaper of national circulation.

     Our right to purchase notes, in whole or in part, with shares of our common stock is subject to our satisfying various conditions, including:

     - us not having given notice of an election to pay entirely in cash and us giving timely notice of an election to purchase all or a specified percentage of the notes with our common stock;

     - the listing of such shares of common stock on the principal United States securities exchange on which our common stock is then listed or the inclusion of such shares in the Nasdaq National Market if our common stock is then so included;

     - the registration of the common stock under the Securities Act and the Securities Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of such holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

     If the paying agent holds money or securities sufficient to pay the purchase price of a note on the business day following the purchase date in accordance with the subordinated indenture, then, immediately after the purchase date, the note will cease to be outstanding and interest will cease to accrue, whether or not book entry transfer is made or the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

     Our ability to purchase notes with cash may be limited by the terms of our then existing indebtedness or financial agreements.

     No notes may be purchased for cash at the option of holders if there has occurred and is continuing an Event of Default described under "-- Events of Default" below. However, notes may be purchased if the Event of Default is in the payment of the purchase price with respect to the notes.

  Fundamental Change

     If a Fundamental Change occurs, holders of notes will have the right, at their option, to require us to repurchase all of such holder's notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000, pursuant to a Fundamental Change Offer. We will offer a Fundamental Change payment in cash equal to 100% of the aggregate principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

     Within 15 Business Days following any Fundamental Change, we will mail a notice to each holder and the trustee describing the transaction or transactions that constitute the Fundamental Change offering to purchase the notes on a certain date (which shall not exceed 35 Business Days from the date of such notice) (the "Fundamental Change Payment Date") specified in such notice, pursuant to the procedures required by the subordinated indenture and described in such notice. The notice will state among other things:

     - the events causing a Fundamental Change;

     - the date of such Fundamental Change;

     - the last date on which the purchase right may be exercised;

     - the Fundamental Change purchase price;

     - the purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that notes with respect to which a purchase notice is given by the holder may be converted only if the purchase notice has been withdrawn in accordance with the terms of the subordinated indenture; and

     - the procedures that holders must follow to exercise their purchase rights.

     To exercise the purchase right, holders of notes must deliver a written notice so as to be received by the paying agent no later than the close of business on the fifth Business Day prior to the purchase date. The purchase notice given by each holder electing to require us to purchase notes shall state:

     - if a certificated security has been issued, the certificate numbers of the holder's notes to be delivered for purchase or if not, such information as may be required under appropriate procedures of the Depositary;

     - the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such notes pursuant to the applicable provisions of the notes and the subordinated indenture.

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Business Day immediately preceding the purchase date.

     The notice of withdrawal shall state:

     - the principal amount being withdrawn;

     - if a certificated security has been issued, the certificate numbers of the notes being withdrawn or if not, such information as may be required under appropriate procedures of the Depositary; and

     - the principal amount of the notes that remain subject to the purchase notice, if any.

     On the Fundamental Change Payment Date, we will, to the extent lawful:

     (1) accept for payment all the notes or portions thereof properly tendered pursuant to the Fundamental Change Offer;

     (2) deposit with the paying agent an amount equal to the Fundamental Change payment in respect of all the notes or portions thereof so tendered; and

     (3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate, stating the aggregate principal amount of notes or portions thereof being purchased.

     The paying agent will promptly mail to each holder of notes so tendered the Fundamental Change payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the note surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

     In connection with any Fundamental Change Offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act that may then be applicable and file Schedule TO or any other required schedule under the Securities Exchange Act.

     Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of book-entry transfer or physical delivery of the note.

     The provisions described above that require us to make a Fundamental Change Offer following a Fundamental Change will be applicable regardless of whether or not any other provisions of the subordinated indenture are applicable. Except as described above, the subordinated indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. The subordinated indenture does not permit our board of directors to waive our obligations to purchase notes at the option of holders in the event of a Fundamental Change.

     We will not be required to make a Fundamental Change Offer following a Fundamental Change if a third party makes the Fundamental Change Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the subordinated indenture applicable to a Fundamental Change Offer made by us and purchases all of the notes validly tendered and not withdrawn under such Fundamental Change Offer.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     Our privately-placed senior notes, which represent outstanding indebtedness in the aggregate principal amount of approximately $33.3 million as of February 28, 2001, provide that we must make an offer to purchase such debt at a purchase price equal to 100% of the principal amount thereof, plus any accrued but unpaid interest thereon, in the event of circumstances which trigger a "Change of Control" as defined therein. In addition, the Credit Facility generally contains provisions under which circumstances that would constitute a Change of Control under this covenant may constitute an event of default under such Credit Facility. In the event that we are required to purchase our outstanding privately-placed senior notes and the notes in accordance with such provisions, and the indebtedness under the Credit Facility were to be accelerated, the source of funds for such purchase or payments will be our available cash, cash generated from our operating activities, and other sources including borrowings, asset sales or equity sales. We cannot assure you that sufficient funds would be available to make any required repurchases under the subordinated indenture and under the privately-placed securities or any such required payments under such Credit Facility. Although in the past we have been able to both refinance our indebtedness or obtain new financing, we cannot assure you that we would be able to do so under such circumstances or that, if we were able to do so, the terms would be favorable to us. In addition, our ability to make cash payments in respect of any repurchase may be limited by the provisions of the Credit Facility.

CALCULATIONS IN RESPECT OF NOTES

     We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the Market Prices and Sale Prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent calculation.

EVENTS OF DEFAULT

     An Event of Default with respect to the notes is defined in the subordinated indenture as being:

          (i) default in the payment of any interest on any notes, when such interest becomes due and payable, and continuance of such default for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the subordinated indenture,

          (ii) default in payment of principal or any premium with respect to any note, when due upon maturity, optional redemption, repurchase or otherwise,

          (iii) default by us in the performance, or breach, of any other covenant or warranty in the subordinated indenture (other than a covenant or warranty included therein solely for the benefit of one or more series of debt securities other than the notes) or any note which shall not have been remedied for a period of 60 days after delivery of written notice to us by the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding,

          (iv) there occurs with respect to any issues of our Indebtedness (including an Event of Default under any other series of debt securities) or any Restricted Subsidiary having an outstanding principal amount of $50,000,000 or more in the aggregate for all such issues of all such Persons, whether such Indebtedness exists on the date hereof or shall hereafter be created, (a) an Event of Default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness shall not have been discharged in full or such acceleration shall not have been rescinded or annulled within 30 days of such acceleration and/or (b) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default,

          (v) we or any of our Restricted Subsidiaries shall fail within 30 days to pay, bond or otherwise discharge uninsured judgments or court orders for the payment of money in excess of $50,000,000 in the aggregate, which are not stayed on appeal or are not otherwise being appropriately contested in good faith, or

          (vi) certain events of bankruptcy, insolvency, reorganization, winding up or liquidation of us or any of our Restricted Subsidiaries.

     The trustee may withhold notice to the holders of the notes of any default (except in payment of principal or interest on the notes) if the trustee considers it to be in the best interest of the holders of the notes to do so.

     If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization involving us) shall have occurred and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare to be immediately due and payable, subject to the provisions limiting payment described in "-- Subordination," the principal amount of all of the notes then outstanding plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of such outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal or interest, have been cured or waived as provided in the subordinated indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization involving us shall occur, such amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of notes.

     The holders of a majority in principal amount of the notes then outstanding shall have the right to waive any existing default or compliance with any provision of the subordinated indenture or of the notes and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the subordinated indenture.

     No holder of the notes will have any right to institute any proceeding with respect to the subordinated indenture or for any remedy thereunder, unless such holder shall have previously given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and offered reasonable indemnity to the trustee to institute such proceeding as a trustee, and unless the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of or interest on such note on or after the respective due dates expressed in such note.

GLOBAL NOTES

     We have established a depositary arrangement with The Depository Trust Company (the "Depositary") with respect to the notes, the terms of which are summarized below.

     Upon issuance, all notes will be represented by one or more global notes. The global notes representing the notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No global notes may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

     So long as the Depositary or its nominee is the registered owner of a global note, the Depositary or its nominee, as the case may be, will be the sole holder of the notes represented thereby for all purposes under the subordinated indenture. Except as otherwise provided in this section, each actual purchaser of each note represented by a global notes ("beneficial owner") will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purpose under the subordinated indenture, and no global notes representing the notes shall be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the Depositary and, if such beneficial owner is not a participant, on the procedures of the participant through which such beneficial owner owns its interest in order to exercise any rights of a holder under such global note or the subordinated indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a global note representing the notes.

     The global notes representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global notes, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act if so required by applicable law or regulation and a successor Depositary is not appointed by us within 90 days, (iii) we in our sole discretion determine that the global notes shall be exchangeable for certificated notes or (iv) there shall have occurred and be continuing an Event of Default under the subordinated indenture with respect to the notes. Upon any such exchange, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes, which names shall be provided by the Depositary's relevant participants (as identified by the Depositary) to the trustee.

     The following is based on information furnished by the Depositary:

          The Depositary will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee) or such other name as may be requested by an authorized representative of the Depositary. Fully registered global notes will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

          The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized/book-entry changes to Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct Participants are on file with the Commission.

          Purchases of notes under the Depositary's system must be made by or through Direct Participants, who will receive a credit for such notes on the Depositary's records. The ownership interest of each beneficial owner is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the notes representing the notes will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

          To facilitate subsequent transfers, all global notes representing the notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depositary. The deposit of global notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the Depositary nor Cede & Co. (nor such other Depositary nominee) will consent or vote with respect to the global notes representing the notes. Under its usual procedure, the Depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

          Principal, premium, if any, and/or interest, if any, on the global notes representing the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detail information from us or the trustee on payable date in accordance with their respective holdings shown on the Depositary's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participant and not of the Depositary, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depositary is the responsibility of us or the trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the beneficial owners shall be the responsibility of Direct and Indirect Participants.

          The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered.

          We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificated notes will be printed and delivered.

          The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that Jabil believes to be reliable, but Jabil takes no responsibility for the accuracy thereof.

THE TRUSTEE

     The Bank of New York is to be the trustee under the subordinated indenture and is the security registrar, paying agent and conversion agent with regard to the notes. The Bank of New York also serves as registrar and paying agent and trustee under our senior indenture. The subordinated indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the subordinated indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the subordinated indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

CERTAIN DEFINITIONS

     Set forth below is a summary of some of the defined terms used in the covenants contained in the subordinated indenture. We refer you to the subordinated indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. See also "Description of Debt Securities -- Certain Definitions" in the accompanying prospectus.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

     "Business Day" means any day which is not a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law to close.

     "Capital Stock" means (i) with respect to any Person organized as a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) corporate stock, and (ii) with respect to any Person that is not organized as a corporation, the partnership, membership or other equity interests or participations in such Person.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any Restricted Subsidiary of ours against fluctuations in currency values.

     "Current Market Price" per share of common stock on any date means the average of the daily closing or last sale prices for the shorter of:

     (1) 10 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining the daily closing or last sale prices prior to the time of determination (as defined in the subordinated indenture); or

     (2) the period commencing on the date next succeeding the first public announcement of the issuance of rights or warrants or distribution through the last full trading day prior to the time of determination;

     "Designated Senior Indebtedness" means:

     (1) our Indebtedness outstanding on the date of the subordinated indenture;

     (2) our obligations under any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be Designated Senior Indebtedness for purposes of the subordinated indenture; and

     (3) Our Indebtedness outstanding from time to time under our Credit Facility, as amended, restated, enlarged, replaced or refinanced from time to time.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.

     "Excess Payment" means the excess of:

     (1) the aggregate of the cash and value of other consideration paid by Jabil or any of its Subsidiaries with respect to shares acquired in a tender offer over

     (2) the market value of such acquired shares after giving effect to the completion of a tender offer.

     "Fundamental Change" is deemed to have occurred at such time as:

     - any person, including its affiliates and associates, other than permitted holders, files a Schedule 13D or TO (or any successor schedule, form or report under the Securities Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the total voting power in the aggregate of all classes of our capital stock then outstanding normally entitled to vote in elections of our directors; or

     - there shall be consummated any consolidation or merger of Jabil pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Jabil in which the holders of our common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation normally entitled to vote in elections of directors immediately after the consolidation or merger; or

     - we sell, convey, transfer or lease all or substantially all of our properties and assets to any person other than a permitted holder.

     For purposes of the foregoing definition, permitted holders means (A) Jabil and its subsidiaries and employee benefit plans, (B) any "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act) that includes William D. Morean, provided that Mr. Morean at all times holds the position of director of Jabil, or another position with equal or greater responsibilities, and the estates, executors and administrators, and parents and lineal descendants of Mr. Morean, and the estates, executors and administrators of any of such parents and lineal descendants and (C) any corporation, partnership, limited liability company, trust or other entity in which the trusts, individuals or parents and lineal descendants referred to in clause (B) in the aggregate have either a direct or indirect beneficial interest or voting control of greater than 50%.

     "GAAP" or "generally accepted accounting principles" means generally accepted accounting principles as in effect from time to time, applied on a basis consistent (except for changes concurred in by our independent public accountants) with our most recent audited consolidated financial statements and our consolidated Subsidiaries.

     "Indebtedness" means, without duplication, (a) any liability of Jabil or any Subsidiary (provided, that for purposes of the definition of Senior Indebtedness, Indebtedness shall refer only to our Indebtedness) (1)for borrowed money, or under any reimbursement obligation relating to a letter of credit, or
(2) evidenced by a bond, note, debenture or similar instrument, or (3) for payment obligations arising under any conditional sale or other title retention arrangement (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind, or (4) consisting of the discounted rental stream properly classified in accordance with generally accepted accounting principles on the balance sheet of Jabil or any Subsidiary, as lessee, as a capitalized lease obligation, or (5) under Currency Agreements and Interest Rate Agreements, to the extent not otherwise included in this definition; (b) any liability of others of a type described in the preceding clause (a) to the extent that we or any Subsidiary has guaranteed or is otherwise legally obligated in the respect thereof; and (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above. "Indebtedness" shall not be construed to include (x) trade payables or credit on open account to trade creditors incurred in the ordinary cause of business or (y) obligations or liabilities incurred in connection with the sale, transfer or other disposition of property in connection with the securitization or other asset-based financing thereof; provided however that any such sale, transfer or other disposition shall be for valid consideration and shall not be to prefer directly or indirectly any holder of any other obligation or Indebtedness of us or any Subsidiary as to any such other obligation or Indebtedness that was already outstanding and did not previously benefit from a Lien.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Permitted Junior Securities" means:

     (1) shares of any class of our Capital Stock other than Disqualified Stock; or

     (2) our securities other than Disqualified Stock that are subordinated in right of payment to all Senior Indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the notes are so subordinated pursuant to the terms of the subordinated indenture.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, joint-stock company, trust, unincorporated organization or government agency or any agency or political subdivision thereof.

     "Restricted Subsidiary" means, at any time, each and every Subsidiary at least 80% (by number of votes) of the Voting Stock of which is beneficially owned by us and our Wholly-Owned Restricted Subsidiaries at such time.

     "Subsidiary" means any corporation, association or other business entity of which at the time of determination we or one or more of our subsidiaries owns or controls more than 50% of the shares of Voting Stock.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Senior Indebtedness" means, with respect to the notes, all of our Indebtedness outstanding at any time, except (1) the notes, (2) Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is subordinated to or ranks equally with the notes, (3) our Indebtedness to an Affiliate, (4) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against us in a proceeding under federal or state bankruptcy laws and (5) trade accounts payable. Senior Indebtedness with respect to the notes will continue to be Senior Indebtedness with respect to the notes and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

     "Voting Stock" means stock that ordinarily has voting power for the election of directors, managers or trustees, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Wholly-Owned Restricted Subsidiary" means, at any time, any Restricted Subsidiary 100% of all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by us and/or any one or more of our other Wholly-Owned Restricted Subsidiaries at such time.

                          DESCRIPTION OF CAPITAL STOCK

     Jabil's authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value, per share. For a further description of the terms and conditions of our capital stock, see "Description of Capital Stock" in the accompanying prospectus.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                                 CONSIDERATIONS

     The following is a summary of some U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating to the notes. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, or the "Code." For purposes of this discussion, U.S. Holders are holders who, for U.S. federal income tax purposes, are: (1) individual citizens or residents of the U.S.; (2) corporations or partnerships (or other entities treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the U.S. or of any state thereof or the District of Columbia unless, in the case of a partnership, Treasury Regulations otherwise provide; (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or; (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (collectively, "U.S. Holders").

     Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as: banks; holders subject to the alternative minimum tax; tax-exempt organizations; insurance companies; foreign persons or entities, except to the extent specifically set forth below; dealers in securities or currencies; persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or persons deemed to sell notes or common stock under the constructive sale provisions of the Code.

     This summary discusses the tax considerations applicable to initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. We cannot assure you that the IRS will agree with these statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws, except as set forth below with respect to Non-U.S. Holders, or of any applicable foreign, state, local or other jurisdiction.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

  Taxation of Interest

     Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of differences in the amount and/or timing of payments under a note in the event of certain contingencies may be disregarded for purposes of determining the amount of interest income to be recognized by a holder in respect of such note, or the timing of such recognition, if the likelihood of the contingency, as of the date the notes are issued, is remote. We intend to take the position that an early redemption or repurchase of the notes by us, including a required redemption of the notes by us at the option of the holder in the event of a change of control, is remote under the Treasury Regulations, and do not intend to treat such contingencies as affecting the yield to maturity of any note. In the event any such contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of notes. We cannot assure you that the IRS will agree with this position.

  Sale, Exchange, Redemption or Purchase of the Notes

     Upon the sale, exchange (other than a conversion), redemption or purchase (other than when we elect to pay all or a portion of the purchase price in our common stock) of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent this amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income, and (2) the holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to the holder. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by some non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%, except in the case of long-term capital gains from notes held more than five years, in which case the maximum tax rate is 18%. The deductibility of capital losses is subject to limitations.

  Conversion of the Notes

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to (i) common stock received with respect to interest that has accrued but was not included in income and (ii) cash received in lieu of a fractional share of common stock. Common stock received with respect to interest that has accrued but was not included in income will be taxable to a U.S. Holder as ordinary interest income. A U.S. Holder's tax basis in the common stock received on conversion of a note will be the same as the holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest exchanged for cash, and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. Holder's tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of the accrued interest included in income, and the holding period for the shares shall begin on the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

  Exercise of the Optional Redemption or Purchase Right

     If a U.S. Holder requires us to purchase a note on a purchase date and if we elect to issue common stock in full satisfaction of the purchase price, although not free from doubt, the exchange of a note for our common stock should be treated the same as a conversion.

     If a U.S. Holder requires us to purchase a note on a purchase date and if we elect to deliver a combination of cash and common stock in payment of the purchase price (excluding any amount representing accrued but unpaid interest), then, although not free from doubt, in general:

     - a U.S. Holder should recognize gain (but not loss) to the extent that the cash and the value of the common stock exceeds the U.S. Holder's adjusted tax basis in the note, but in no event will the amount of recognized gain exceed the amount of cash received;

     - a U.S. Holder's basis in the common stock received should be the same as its basis in the note purchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by such holder (other than gain with respect to a fractional share); and

     - the holding period of the common stock received in the exchange should include the holding period for the note that was purchased.

     If we elect to exercise our option to purchase a note or if a U.S. Holder requires us to purchase a note on a purchase date and if, in either event, we deliver to a holder cash in full satisfaction of the purchase price, the purchase will be treated the same as a sale of the note, as described above under "-- Sale, Exchange or Redemption of the Notes."

  Adjustments to Conversion Price of Notes

     Holders of convertible debt instruments such as the notes may, in some circumstances, be deemed to have received distributions of stock if the conversion price of these instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If these adjustments are made, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of these adjustments. In some circumstances, the failure to provide for an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

  Dividends on Common Stock

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. Holder may qualify for a dividends received deduction.

  Sale of Common Stock

     Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or exchange and (2) the U.S. Holder's adjusted tax basis in the common stock. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by some non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%, except in the case of common stock held for more than five years, in which case the maximum tax rate is 18%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes". The deductibility of capital losses is subject to limitations.

NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder (as defined above).

     For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Interest

     Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise.

     The gross amount of payments of interest to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than subject to withholding at the rate of 30% (or such lesser withholding tax rate as may be applicable under an income tax treaty). In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate or such lower rate as may be applicable under an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. A Non-U.S. Holder other than an individual or corporation (or an entity treated as a corporation for federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of notes held by a foreign partnership (or foreign trust), the partners (or beneficiaries) rather than the partnership (or trust) will be required to provide the documentation certifying its non-U.S. status, and the partnership (or trust) will be required to provide certain additional information. In addition, intermediaries will have additional reporting requirements, and should consult their tax advisor. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

  Dividends

     In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty.

Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

  Conversion

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above.

  Adjustments to Conversion Price of the Notes

     The conversion price of the notes is subject to adjustment in some circumstances. Any adjustment in the conversion price of the notes could give rise to a deemed distribution to Non-U.S. Holder of the Notes. See "U.S.
Holder -- Adjustments to Conversion Price of Notes" above. In such case, the deemed distribution would be subject to the rules described above regarding U.S. withholding tax on dividends.

  Sale, Exchange or Redemption of Notes or Common Stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a "United States real property holding corporation" within the meaning of Section 897 of the Code, or that we will become one in the future.

  Federal Estate Taxes

     A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to the note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

  Information Reporting and Backup Withholding

     Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

     Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

     The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Salomon Smith Barney Inc., the underwriter, has agreed to purchase, and we have agreed to sell to such underwriter, $300,000,000 aggregate principal amount of notes.

     The underwriting agreement provides that the obligations of the underwriter to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriter is obligated to purchase all the notes if it purchases any of the notes (other than those covered by the over-allotment option described below).

     The underwriter has advised us that the notes will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriter to securities dealers may be sold at a discount from the public offering price of up to 2.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms.

     We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $45.0 million principal amount of notes at the public offering price less the underwriting discount. The underwriter may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering.

     Jabil, its officers, directors and certain stockholders have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (2) enter into any swap or other agreement that transfers, its whole or in part, the economic consequences of ownership of common stock or such other securities, in cash or otherwise, without the prior written consent of the underwriter, for a period of 90 days after the date of this prospectus supplement. The underwriter has agreed that up to an aggregate of 1,800,000 shares of common stock held by the Chairman of Jabil, a relative of the Chairman, and other officers and directors of Jabil, are not subject to the foregoing provisions, with 350,000 of such 1,800,000 shares being free from such provisions immediately following the date of this prospectus supplement, an additional 600,000 of such 1,800,000 shares being free from such provisions following the 30th day after the date of this prospectus, and the remaining 850,000 of such 1,800,000 shares being free from such provisions following the 60th day after the date of this prospectus. Of such 1,800,000 shares, the Chairman and his relative, subject to the consent of Jabil, may sell up to an aggregate of 1,000,000 shares, and the other officers and directors of Jabil, subject to the consent of Jabil, may sell up to an aggregate of 800,000 shares. In addition, the underwriter has agreed that up to 2,000,000 shares of common stock held by the Vice Chairman of Jabil are not subject to the foregoing provisions following the 50th day after the date of this prospectus supplement.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriter that it intends to make a market in the notes but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriter may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000. The underwriter has agreed to reimburse us for certain expenses in connection with this offering.

     The underwriter and certain of its affiliates have provided and may in the future provide investment banking and other financial services to us and certain of our affiliates for which they have received and will receive customary fees.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of any of those liabilities.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are effected. Accordingly, any resale of the notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of notes in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and with respect to the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the convertible subordinated notes offered hereby will be passed upon for Jabil by Holland & Knight LLP, Tampa, Florida. Certain legal matters related to the offering will be passed upon for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Jabil as of August 31, 1999 and 2000 and for each of the years in the three-year period ended August 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP and Ernst & Young LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

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                                  $300,000,000

                              JABIL CIRCUIT, INC.

                 1.75% CONVERTIBLE SUBORDINATED NOTES DUE 2021

                              (JABIL CIRCUIT LOGO)

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 APRIL 26, 2001

                                  ------------

                              SALOMON SMITH BARNEY

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